Robert S. McLean Vice President, General Counsel and Secretary robert.mclean@enproindustries.com

August 11, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	EnPro Industries, Inc.

Schedule TO

Ladies and gentlemen:

EnPro Industries, Inc. (the “Company”) is today filing its Schedule TO (the “Schedule TO”) in connection with the commencement of its cash tender offer (the “Tender Offer”) for any and all of its outstanding 3.9375% Convertible Senior Debentures due October 15, 2015 (the “Convertible Debentures”).

The Tender Offer is being made on the terms and subject to the conditions set forth in the Company’s Offer to Purchase (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO, including the Financing Condition, as such term is defined in the Offer to Purchase. The Company acknowledges that it is aware of the staff’s position that a material change in an offer occurs when the offer becomes fully financed and, accordingly, five business days must remain in the offer or the offer must be extended upon satisfaction or waiver of a financing condition. The Company confirms that it will disseminate the disclosure of the waiver or satisfaction of the Financing Condition, or of any other material change in the Tender Offer, in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, the Company confirms that five business days will remain in the Tender Offer, or that the Tender Offer will be extended so that at least five business days remain in the Tender Offer, following disclosure of any such material change.

The Tender Offer provides for a pricing formula to determine the final purchase price for the Convertible Debentures, which formula is based on the average of the volume weighted average price of the Company’s common stock over a 20 consecutive trading-day period, subject to a minimum and a maximum purchase price, as described in the Offer to Purchase. The Company believes that the Tender Offer corresponds in all meaningful respects with the similar convertible debt tender offers that were the subject of the TXU Corporation (September 11, 2004) and Textron, Inc. (October 7, 2011) no-action letters (though Textron included special procedures to facilitate tenders and withdrawals after 5:00 p.m. on the expiration date since in

5605 Carnegie Boulevard

Charlotte NC 28209-4674

Phone 704 731 1519

Fax 704 731 1511

www.enproindustries.com

U.S. Securities and Exchange Commission

August 11, 2014

that case the end of the pricing formula measurement period occurred on the expiration date. Similar to TXU, where special procedures to facilitate tenders and withdrawals after 5:00 p.m. on the expiration date were not required, the Tender Offer employs a pricing formula with the measurement period ending two business days prior to the expiration date. The Company believes that the value of the Convertible Debentures is directly correlated to the trading price of its common stock based on its observation of trading price data and its correlation with changes in the trading price of the common stock (the current trading price of the Company’s common stock substantially exceeds the conversion price of approximately $33.79). The Company confirms that if the terms of the Tender Offer are amended to change the pricing formula or the minimum or maximum purchase price, the Company will extend the expiration date of the Tender Offer, if necessary, so that the Tender Offer will remain open for at least ten business days after such an amendment.

The Company also advises the staff that the Convertible Debentures are not listed on any national securities exchange and are not authorized to be quoted in an inter-dealer quotation system of a registered national securities association. The Convertible Debentures are represented by global note certificates held by Cede & Co., nominee of The Depository Trust Company (“DTC”). The Company advises the staff that, based on information provided by DTC, the number of participants who are record holders of the Convertible Debentures through DTC is less than 300.

Please contact our legal counsel, Stephen M. Lynch at Robinson, Bradshaw & Hinson, P.A. at (704) 377-8355 (email: slynch@rbh.com or facsimile number: (704) 373-3955)), in the event that there are any comments with regard to this filing.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Vice President, General Counsel and Secretary